Hacker Noon

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-697,851.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	30,386.40
Clearing Account	0.00
Uncategorized Asset	-3,258.00
Brex	-37,634.55
Ramp Card	-27,680.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-38,186.87**
Net cash provided by operating activities	**$ -736,038.63**
FINANCING ACTIVITIES	
APIC	-44,754.60
Net cash provided by financing activities	**$ -44,754.60**
NET CASH INCREASE FOR PERIOD	**$ -780,793.23**
Cash at beginning of period	1,669,609.00
CASH AT END OF PERIOD	**$888,815.77**